SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Public Company

ANNOUNCEMENT TO THE MARKET

VIVO PARTICIPAÇÕES S.A., hereby informs that it has received from its shareholder, FMR LLC, a letter dated January 6, 2009 which is in the transcript bellow:

Dear Mr. Gardelliano,

1.      We, the undersigned FMR LLC, hereby notify you that funds managed by our investment adviser subsidiaries have acquired, in the name of some of our clients a total of 18,381,712 American Depositary Receipts (ADRs), (an equivalent of 18,381,712 preferred shares) and 177,275 preferred shares, in the aggregate representing a 5.04% interest in the total common and preferred shares issued by Vivo Participações S.A..

2.      Thus, for compliance with Article 12 of Instruction No. 358 issued by the Brazilian Securities Commission on January 3, 2002, as amended by Instructions 369 as of June 11, 2002 and 449 as of March 15, 2007, both issued by the Brazilian Securities Commission, FMR LLC hereby provides the following information:

i.      The registered office of FMR LLC is located at 82 Devonshire Street, Boston, Massachusetts 02109, United States;

ii.      FMR LLC’s objective for the participation in the company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of Vivo Participações SA.;

iii.      As indicated in tem 1 above, we acquired these 18,381,712 ADRs and 177,275 preferred shares of Vivo Participações S.A.;

iv.      None of our funds hold any convertible debentures issued by Vivo Participações SA.; and

v.      FMR LLC has not entered Into agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by Vivo Participações S.A., other than agreements usually executed for purposes of asset management, pursuant to which certain of our clients may exercise voting rights in respect of their investment portfolio.

3.      Should any further clarification or commentary be required concerning the matter, please contact Mr. Charles Austin at phone number +01 603 791-1425, or e-mail charles.austin@fmr.com.

Yours sincerely,

FMR LLC
Scott C. Goebel
Duly authorized under Power of Attorney effective
June 1, 2008 by and on behalf on FMR LLC and its direct
and indirect subsidiaries

São Paulo, January 09, 2009.

Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.